1095 Avenue of the Americas
New York, NY  10036-6797
+1  212  698  3500  Main
+1  212  698  3599  Fax
www.dechert.com

JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com
+1 212 641 5669  Direct
+1 212 698 3599  Fax

September 16, 2014

VIA EDGAR

Mr. Mark Cowan
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Claymore Exchange-Traded Fund Trust (File Nos. 333-134551 & 811-21906)

Dear Mr. Cowan:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 314  to Claymore Exchange-Traded Fund Trust’s (the “Trust”) registration statement on Form N-1A (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on June 27, 2014 (the “Amendment”) for the purpose of registering the Guggenheim BulletShares 2021 High Yield Corporate Bond ETF, Guggenheim BulletShares 2022 High Yield Corporate Bond ETF, Guggenheim BulletShares 2023 High Yield Corporate Bond ETF, Guggenheim BulletShares 2024 High Yield Corporate Bond ETF and Guggenheim BulletShares 2025 High Yield Corporate Bond ETF, each a new series of the Trust (each, a “Fund” and collectively, the “Funds”).  Below, we describe the changes made to the Registration Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in subsequent post-effective amendments to the Registration Statement, which will be filed via EDGAR concurrently with this letter.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Amendment.

GENERAL:

Comment 1.                                In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

Response 1.                                The “Tandy” representations are set forth at the end of this letter.

Mr. Mark Cowan
September 16, 2014

PROSPECTUS:

Comment 2.                                In each Fund’s fee table, please replace the dash in the line item for “Distribution and service (12b-1) fees” with “0.00%.”

Response 2.                                The disclosure has been revised accordingly.

Comment 3.                                Please delete the footnote in each Fund’s fee table with respect to the line item for “Distribution and service (12b-1) fees.”

Response 3.                                The disclosure has been revised accordingly.

Comment 4.                                In the Expense Example for each Fund, please confirm that the figure disclosed for three years is accurate.

Response 4.                                The Trust confirms that the figure is accurate.

Comment 5.                                In the first sentence of each Fund’s “Principal Investment Strategies” section, please consider deleting the phrase “low cost” with respect to the description of each Fund’s “passive” or “indexing” investment approach.

Response 5.                                The disclosure has been revised accordingly.

Comment 6.                                In the last sentence of each Fund’s “Principal Investment Strategies” section, please confirm the bracketed Index concentration disclosure in the subsequent post-effective amendment to the Registration Statement.  Please also update each “Principal Investment Risks” section if necessary.

Response 6.                                 The disclosure has been revised accordingly.

Comment 7.                                The Staff notes that “Liquidity Risk” is disclosed as one of the “Principal Investment Risks” but investment in illiquid securities is not described in the “Principal Investment Strategies” section for any of the Funds.  The Staff notes that the disclosure in the “Principal Investment Strategies” section should match the disclosure in the “Principal Investment Risks” section.

Response 7.                                Although the Funds do not invest in illiquid securities as a principal investment strategy, we have included “Liquidity Risk” as a principal investment risk because of the risk that an investment in a high yield corporate bond, which is a principal

Mr. Mark Cowan
September 16, 2014

investment strategy, could become illiquid in the future due to changes in market conditions or the financial position of the issuer.

STATEMENT OF ADDITIONAL INFORMATION:

Comment 8.                                On page 23, the first sentence in the “Annual bonus” section states that each portfolio manager is “eligible for a discretionary annual bonus.”  Please clarify whether there are any factors for determining the annual bonus or whether the determination is entirely discretionary.

Response 8.                                The portfolio manager’s discretionary bonus is not determined by any specific factors, but by factors that may change regularly in the discretion of the Investment Adviser.  Accordingly, we believe that the existing disclosure is sufficient.

*  *  *  *  *  *  *  *

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529.  Thank you.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz